1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Shareholders Approved NT$ 1.67 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 14, 2013

Taichung, Taiwan, June 14, 2013–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal of distribution of 2012 profits.

The major conclusions of this shareholders’ meeting are as follows:

1. Shareholders approved the 2012 Business Report and Financial Statements. Consolidated revenue for 2012 was NT$ 64,654,558 thousand, standalone revenue was NT$ 57,710,116 thousand, and net income was NT$ 5,619,602 thousand with diluted EPS of NT$ 1.82 per share.

2. Shareholders approved a proposal for distribution of 2012 profits:

(1)	A cash dividend of NT$ 1.37 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2012 net income of NT$ 5,619,602 thousand has already factored in employee profit-sharing expenses of NT$ 468,589 thousand and remuneration to directors and supervisors of NT$ 48,130 thousand. Employees’ bonuses of NT$ 468,589 thousand will all be distributed in cash.

3. Shareholders approved cash distribution to shareholders amounted to NT$ 1.67 per share, of which NT$ 0.3 per share is from capital reserve and NT$ 1.37 per share is earnings distribution.

4. Shareholders approved to amend the Company’s Articles of Incorporation.

5. Shareholders approve to amend the Company’s “ Directors and Supervisors Election Procedure” as “Directors Election Procedure” and its partial provisions.

6. Shareholders approve to amend the Company’s “Endorsement and Guarantee Procedure”.

7. Shareholders approved to amend the Company’s “ Procedures for the Acquisition and Disposal of Assets”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 14, 2013	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer